SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL AND JUSTIFICATION OF MERGER

Companhia de Bebidas das Américas - AMBEV, a publicly-held company, headquartered in the City of São Paulo, State of São Paulo, Brasil, located at Rua Dr. Renato Paes de Barros, 1017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, with the corporate taxpayer’s ID (CNPJ/MF) No. 02.808.708/0001 -07 (hereinafter simply referred to as “AmBev”), in this act represented by its directors and executive officers, as especially provided for in Article 224 of the Law 6,404/76; and

Companhia Brasileira de Bebidas – CBB, a closely-held company, headquartered in the City of Jaguariúna, State of São Paulo, located at Av. Antártica, 1.891 (parte), with the corporate taxpayer’s ID (CNPJ/MF) No. 60.522.000/0001 -83 (hereinafter simply referred to as “CBB”), in this act represented by its directors and executive officers, as especially provided for in Article 224 of the Law 6,404/76

WHEREAS AmBev is the holder of 19,881,631,705 common shares and 35,206,009,496 preferred shares, which represent 99.9998% of the voting capital and 99.9510% of the total capital of CBB, solely remaining 45,259 outstanding common shares of CBB, representing 0.0002% of voting capital and 0.0001% of total capital of CBB;

RESOLVE to enter into this present Protocol and Justification, under the following terms and conditions:

1. Justification for the Operation.

1.1. The Merger is another step in the ongoing process of simplification of AmBev’s corporate structure, which has already resulted in the mergers of other companies within the group by AmBev. The merger will result in the operational simplification and the reduction of costs incurred on operations among the involved companies, among other advantages, which will consequently result in benefits to AmBev and CBB’s shareholders.

1.2. AmBev will continue to be involved in the production and commercialization of beer, concentrates, soft drinks and other drinks and will carry out these activities directly instead of through CBB.

2. Basis of the Merger.

2.1. The merger will be carried out in a way that enables AmBev to receive the assets, rights and liabilities of CBB at their respective book values. For this reason, AmBev will open branches in sites where CBB’s headquarters and branches are located. In connection with the merger, AmBev will increase its shareholders’ equity by an amount equivalent to the percentage of CBB’s shareholders’ equity corresponding to the investment of CBB’s minority shareholders.

2.2. The amount of R$ 702,700,000.00 of goodwill which was originally recorded by AmBev in connection with its acquisition of shares of Companhia de Bebidas Antarctica Paulista – IBBC (“IBBC”) (currently known as CBB) that was attributed to the expectation of future profitability will, after the merger, be fiscally amortized within 10 years by AmBev, under the terms of the tax laws.

3. Swap ratio, number and type of shares to be allocated to CBB’s shareholders and share rights

3.1. Management is proposing that 0.58741 registered common shares of AmBev be allocated to CBB’s minority shareholders in exchange for each registered common share of CBB held by them. The CBB shares will be canceled upon completion of the Merger. The AmBev shares received by CBB’s minority shareholders will (i) be entitled to the same rights and advantages attributed to AmBev’s registered common shares now outstanding and (ii) fully participate in the current fiscal year’s results. This swap ratio was calculated, in an equitable manner, based on the equity and market value of AmBev and the equity value of CBB.

3.2. As provided for in the final section of Article 264 of LSA, AmBev requested and obtained, on May 3, 2005, authorization from the Brazilian Securities and Exchange Commission to value the merging company and mergee company, based on the book value of shareholders’ equity of both companies by the same criteria and on same date, under the terms of the final section of caput of the referred Article, in view of the peculiarities of the operation and with a view to reducing costs. APSIS Consultoria Empresarial S/C Ltda. (“APSIS”) performed this valuation and confirmed, observing the criteria mentioned above, that the shareholders’ equity (book value) of AmBev and CBB on December 31, 2004 (the “Reference Date”) was R$17,100,969,431.49 and R$5,064,967,756.81, respectively, or R$0,313047431 and R$0,091943737 per share. These amounts, if directly applied, would result in a less favorable swap ratio to CBB’s shareholders as compared to the swap ratio which will be used in connection with the Merger, as provided for in item 3.1 above.

4. Criteria to valuate CBB’s equity and treatment of equity variations.

4.1. CBB’s Shareholders’ equity will be incorporated at book value, based on the elements included in the audited balance sheet as of the Reference Date. The merger will take effect based on the value of CBB’s shareholders’ equity as supported by the valuation report prepared by APSIS. AmBev has been informed there is no conflict or pooling of interests, current or potential, with the parent company of AmBev and CBB, or in view of their respective minority shareholders, or regarding the merger itself in connection with the valuation. Equity variations which are verified from the Reference Date and until the completion of the merger will be allocated by AmBev.

5. AmBev’s capital stock increase and composition of capital stock after the merger.

5.1. As the Merger involves a parent company and a subsidiary, the provisions in paragraph 1 of Article 226 of LSA are applicable herein, which will result in the cancelation of 19,881,631,705 common shares and 35,206,009,496 preferred shares of CBB held by AmBev and 26,958,767 preferred shares of CBB held in its treasury.

5.2. The book value of the amount of CBB’s shareholders’ equity corresponding to the investment of CBB’s minority shareholders is R$ 4,161.28. Therefore, the merger of CBB’s shareholders’ equity will result in an increase in AmBev’s shareholders’ equity by R$ 4,161.28 and a corresponding increase in its capital stock by the same amount. AmBev’s capital stock will then be divided into 54,934,922,712 nonpar registered shares, of which 23,558,271,860 will be common shares and 31,376,650,852 will be preferred shares.

6. Amendment to AMBEV’s Bylaws.

6.1. With the approval of the merger, the caput of the Article 5 of AmBev’s Bylaws will have the following new wording and its paragraphs will remain unchanged:

“Article 5 – The Capital Stock is R$4,742,807,195.75, divided into 54,934,922,712 shares, of which 23,558,271,860 are common shares and 31,376,650,852 are preferred shares, all of them nonpar registered shares.”

7. Appointment of the Specialized Appraising Company.

7.1. As mentioned in whereas (i) above, AmBev’s managers appointed APSIS as the specialized appraising company which will be responsible for carrying out the valuation of CBB’s shareholders’ equity to be transferred to AmBev by virtue of the operation described in this Protocol and Justification. This appointment, however, is subject to the ratification by AmBev’s Extraordinary Shareholders’ Meeting, which will examine this present Protocol and Justification, under the terms of the provision in paragraph one of Article 227 of Law 6,404/76.

7.2. Additionally, as also mentioned in whereas (i) above, APSIS was contracted to carry out the valuation of the shareholders’ equities of AmBev and CBB in compliance with Article 264 of the Law 6,404/76.

8. Extinguishment of CBB.

8.1. The effectiveness of the merger described in this Protocol and Justification will result in the extinguishment of CBB, which, as already mentioned in this Protocol and Justification, will be succeeded by AmBev in all its assets, rights and liabilities.

9. Final Provisions.

9.1. This Protocol and Justification and the financial statements which were the basis for the calculation of the shareholders’ equity of CBB and AmBev on the Reference Date (audited as provided for by Article 12 of the CVM Instruction No. 319), as well as the other documents referred to in Article 3 of the same rule, will be available at the headquarters of AmBev and CBB and on the Internet – www.ambev-ir.com, investors item, news section, as from May 9, 2005.

9.2. The amount of any reimbursement to be paid to CBB’s shareholders who do not approve the Merger will be calculated based on the shareholders’ equity stated in the balance sheet as of the Reference Date, which was approved at CBB’s Annual Shareholders’ Meeting held on April 29, 2005, except in the event that permission to draw up a special balance sheet is granted and without prejudice to the provisions of paragraph 3 of Article 137 of the Law 6,404/76. The book value of CBB’s shareholders’ equity as of the Reference Date is equal to R$0,091943737 per share.

9.3. AmBev’s registry as a publicly-held company at the Brazilian Securities and Exchange Commission will be maintained.

9.4. Corporate Acts. The following corporate acts will be performed: (a) AMBEV’s Extraordinary Shareholders’ Meeting to (i) approve this present Protocol and Justification and authorize the capital increase to be subscribed and executed by CBB by transferring its shareholders’ equity under the amounts estimated, as well as ratify the appointment of the specialized appraising company which valuated it; and (ii) approve the valuation report referred to in item 7.1 above, as well as the effectiveness of the merger; and (b) CBB’s Extraordinary Shareholders’ Meeting to approve this Protocol and Justification and authorize the company’s managers to practice the necessary acts for the merger, including the subscription of AmBev’s capital increase.

9.5. The venue of the judicial district of São Paulo is elected to settle any doubts arising from this Protocol and Justification.

IN WITNESS WHEREOF, THE PARTIES SIGN THIS PRESENT INSTRUMENT IN THREE (3) COUNTERPARTS OF EQUAL CONTENT AND FORM, JOINTLY WITH THE WITNESSES BELOW.

São Paulo, May 9, 2005

Companhia de Bebidas das Américas – AMBEV:

Marcel Herrmann Telles	Carlos Alberto da Veiga Sicupira
Director	Director

John Franklin Brock III	Victório Carlos De Marchi
Director	Director

José Heitor Attilio Gracioso	Roberto Herbster Gusmão
Director	Director

[continuation of the signatures page of the Protocol and justification of merger of CBB by AmBev, dated May 9, 2005]

Luis Felipe Pedreira Dutra Leite	Vicente Falconi Campos
Director	Director

Brent David Willis	Luiz Fernando Ziegler de Saint Edmond
Director	Executive Officer

João Mauricio Giffoni de Castro Neves	Bernardo Pinto Paiva
Executive Officer	Executive Officer

Carlos Eduardo Klützenschell Lisboa	Carlos Alves de Brito
Executive Officer	Executive Officer

Juan Manuel Vergara Galvis	Ricardo Bacellar Wueckert
Executive Officer	Executive Officer

Francisco de Sá Neto	Milton Seligman
Executive Officer	Executive Officer

Pedro de Abreu Mariani	Claudio Braz Ferro
Executive Officer	Executive Officer

Companhia Brasileira de Bebidas – CBB:

Victório Carlos De Marchi	Marcel Herrmann Telles
Director	Director

Vicente Falconi Campos	Luiz Fernando Ziegler de Saint Edmond
Director	Executive Officer

Cláudio Braz Ferro	João Mauricio Giffoni de Castro Neves
Executive Officer	Executive Officer

[continuation of the signatures page of the Protocol and justification of merger of CBB by AmBev, dated May 9, 2005]

José Ronaldo Barcelos	Juan Manuel Vergara Galvis
Executive Officer	Executive Officer

Pedro de Abreu Mariani	Carlos Eduardo Klützenschell Lisboa
Executive Officer	Executive Officer

Ricardo Bacellar Wueckert
Executive Officer

Witnesses:

1. ____________________
Name:
Identity Card (RG):
Individual Taxpayer’s Register (CPF/MF):

2. ____________________
Name:
Identity Card (RG):
Individual Taxpayer’s Register (CPF/MF):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.